Exhibit 99.1

São Paulo, November 6, 2025 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company” announces today its financial and operating results for the third quarter of 2025 (3Q25) ended September 30, 2025. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS Accounting Standards).

HIGHLIGHTS

•	In the 2025 sales cycle (which commenced 4Q24 through 3Q25), net revenue increased 13.6% to R$1,737 million compared to the same period of the 2024 sales cycle, mostly due to the conversion of Annual Contract Value (“ACV”) bookings into revenue. In 3Q25, net revenue totaled R$250 million, a 13.4% increase compared to the same period of the previous year. This increase came primarily from the public-school sector, or business-to-government (“B2G”) revenue, which achieved R$17 million in the quarter in sales from new customers, as well 45.0% growth in non-subscription revenue compared to the prior period, mainly related to growth in Start-Anglo bilingual schools.

•	Vasta’s accumulated subscription revenue in the 2025 sales cycle totaled R$1,552 million, a 14.3% increase compared to the previous year’s sales cycle, as expected. Complementary solutions net revenue in the 2025 sales cycle increased 25.3% compared to the 2024 sales cycle, to R$239 million. The compound annual growth rate (“CAGR”) of net revenue for the last 6 cycles was a positive 17.5%, which we believe demonstrates our resilience and capacity to keep our growth in higher double digits for several years.

•	In this quarter, the B2G segment, achieved R$17 million in revenue coming from several new customers, totaling R$67 million in the 2025 sales cycle, compared to R$69 million in the same period of the 2024 sales cycle.

•	In the 2025 sales cycle, Adjusted EBITDA increased by 9.9% reaching R$494 million, compared to R$449 million in the same period of the 2024 sales cycle, and Adjusted EBITDA Margin decreased by 1.0 p.p., from 29.4% to 28.4%, driven by a 1.4 p.p. decrease in gross margin and 0.8 p.p. increase in marketing expenses. In 3Q25, Adjusted EBITDA totaled R$31 million, up from R$21 million in 3Q24, and Adjusted EBITDA Margin increased 2.9 p.p. to 12.6%, compared to 3Q24.

•	Vasta recorded an Adjusted Net Profit of R$82 million in the 2025 sales cycle, a 32.2% increase compared to R$62 million in the previous sales cycle. Adjusted net margin increased 0.7 p.p. compared to the previous sales cycle, from 4.1% in 2024 to 4.7% in 2025. In 3Q25, Adjusted Net Loss totaled R$29 million, a 38.8% decrease compared to Adjusted Net Loss of R$47 million in 3Q24.

•	Free cash flow (“FCF”) totaled R$316 million in the 2025 sales cycle, with a substantial growth of 116.6% compared to R$146 million FCF in the 2024 sales cycle. The last twelve months (“LTM”) FCF/Adjusted EBITDA conversion rate increased from 32.5% to 64.0% as a result of Vasta’s growth and implementation of sustained efficiency measures. Additionally, the first semester of 2025 benefited from early collections relative to the 2025 sales cycle, which are expected to be normalized in the next quarter. In 3Q25 FCF totaled R$93 million, a 66.9% increase from R$55 million in 3Q24.

MESSAGE FROM MANAGEMENT

In the third quarter of 2025 we concluded the 2025 sales cycle (4Q24 to 3Q25). Our net revenue during the 2025 sales cycle has reached R$ 1,737 million, representing a 13.6% increase compared to the previous sales cycle, mostly due to the conversion of ACV into revenue. Additionally, our complementary solutions have kept their growth pace and achieved 25.3% growth compared to the 2024 sales cycle, with an accelerated increase in both student base and market penetration.

Vasta’s accumulated subscription revenue in the 2025 sales cycle totaled R$1,552 million, a 14.3% increase compared to the previous sales cycle. ACV bookings expected for the 2025 sales cycle were delivered according to expectations and slightly higher than previously disclosed. Additionally, this line of revenue represents 89.3% of our total net revenue, slightly higher than last cycle. CAGR for the last 6 cycles was a positive 17.5%, showing our resilience and the power of our brands and products.

Another highlight of the 2025 sales cycle has been that Adjusted EBITDA grew by 9.9%, to R$494 million compared to R$449 million in the previous sales cycle, and Adjusted EBITDA Margin decreased by 1.0 p.p. to 28.4%. In proportion to net revenue, gross margin decreased 140 bps in the 2025 sales cycle (from 64.2% to 62.8%) mainly due to a different sales mix, investments in several initiatives to provide better services to customers and higher commercial expenses, increasing 0.8 p.p. in percentage of net revenue related to business expansion and marketing investments. On the other hand, we had another year where budgetary discipline was a key component for delivering growth in Adjusted EBITDA margin.

FCF generation was a key highlight in the 2025 sales cycle and totaled R$316 million, a 116.6% increase from R$146 million for the same period in 2024. in the last twelve months the FCF/Adjusted EBITDA conversion rate increased from 32.5% to 64.0%, because of Vasta’s growth and implementation of sustained efficiency measures. The first half of 2025 benefited from early collections relative to the 2025 sales cycle, which are expected to be normalized in the next quarter. However, we expect to deliver improved performance in FCF for the 2025 fiscal year, which will be finished in the next quarter, when compared to 2024.

Because of the FCF generation, our net debt/LTM adjusted EBITDA was 1.75x as of 3Q25, which represents a decrease of 0.57x from 2.32x in the same quarter of 2024. In comparison to 2Q25 the net debt/LTM adjusted EBITDA decreased 0.15x from 1.90x in 3Q25. The Company continues to focus on deleveraging and cash generation, which is highlighted by this indicator. In 3Q25 we negotiated and extended the maturity for our corporate loans and reduced interest rates for our indebtedness.

This is the third year that we have been providing services in the B2G segment, and we remain confident in our strategy to positively impact public education by serving this segment and its students with our extensive portfolio of core content solutions, digital platforms, and additional offerings, including custom learning solutions developed over decades in the private sector. In this segment, we generated R$67 million in revenues in this sales cycle, coming from several new customers, compared to R$89 million in the previous sales cycle. We have renewed the contract signed in the State of Pará, still our biggest contract, we have a strong pipeline and several new projects that we have been working on, that we expect to sign in the upcoming months.

Start-Anglo bilingual school operations continued its trajectory of growth. As of this date, Start-Anglo had 6 operating schools, including our 2 flagship schools, with more than 1.000 students enrolled. To keep the growth in the next years we have already signed 53 franchise contracts (this represents 30 new contracts just in this sales cycle) and next year we will launch 8 new operating units. This performance reinforces Start-Anglo’s strategic relevance and its potential to become a significant growth driver. Over a short time period, Start-Anglo has evolved from concept to reality. Besides, we are actively working to convert our robust pipeline — currently over 290 prospects — into new agreements for Start-Anglo.

OPERATING PERFORMANCE

Student base – subscription models

	2025	2024	% Y/Y	2023	% Y/Y
Partner schools - Core content	5,025	4,744	5.9%	5,032	(5.7%)
Partner schools – Complementary solutions	2,149	1,722	24.8%	1,383	24.5%
Students - Core content	1,489,698	1,432,289	4.0%	1,539,024	(6.9%)
Students - Complementary content	563,525	483,132	16.6%	453,552	6.5%

Note: Students enrolled in partner schools

In the 2025 sales cycle, Vasta provides approximately 1.5 million students with core content solutions and more than 560,000 students with complementary solutions. This is aligned with the company’s strategy to focus on improving its client base in 2025 through a better mix of schools and growth in premium education systems (Anglo, PH, Amplia and Fibonacci), brands with higher average ticket, lower defaults, greater adoption of complementary solutions and longer-term relationships.

FINANCIAL PERFORMANCE

Net revenue

Values in R$ ‘000	3Q25	3Q24	% Y/Y	2025 cycle	2024 cycle	% Y/Y
Subscription	211,886	205,874	2.9%	1,552,041	1,357,881	14.3%
Traditional learning systems	201,083	199,262	0.9%	1,313,009	1,167,083	12.5%
Complementary solutions	10,803	6,612	63.4%	239,032	190,798	25.3%
Non-subscription	20,763	14,319	45.0%	118,550	102,458	15.7%
B2G	16,953	-	0.0%	66,832	69,031	(3.2%)
Total net revenue	249,602	220,193	13.4%	1,737,423	1,529,370	13.6%
% Subscription	84.9%	93.5%	(8.6p.p.)	89.3%	88.8%	0.5p.p.

Note: n.m.: not meaningful

In the 2025 sales cycle (4Q24 through 3Q25), Vasta’s net revenue totaled R$1,737 million, representing a 13.6% increase compared to the 2024 sales cycle. Subscription revenue grew 14.3% mainly driven by the conversion of ACV bookings into revenue. Non-subscription revenue increased 15.7%, supported by higher enrollment in the Start-Anglo flagship schools and Anglo pre-university courses.

In 3Q25, Vasta’s net revenue totaled R$250 million, a 13.4% increase compared to 3Q24, mainly due to results obtained in B2G. In addition, non-subscription revenue was positively impacted by the factors described above.

EBITDA

Values in R$ ‘000	3Q25	3Q24	% Y/Y	2025 cycle	2024 cycle	% Y/Y
Net revenue	249,602	220,193	13.4%	1,737,423	1,529,370	13.6%
Cost of goods sold and services	(80,083)	(81,184)	(1.4%)	(645,629)	(547,477)	17.9%
General and administrative expenses	(124,697)	(120,689)	3.3%	(494,139)	(479,151)	3.1%
General and administrative expenses - reversal of tax contingencies	-	-	n.m	92,558	-	n.m.
Commercial expenses	(77,390)	(63,652)	21.6%	(329,653)	(277,618)	18.7%
Other operating income	1,313	263	399.2%	(7,622)	2,331	(427.0%)
Share of loss of equity-accounted investees	(1,924)	(2,691)	(28.5%)	(11,075)	(22,842)	(51.5%)
Impairment losses on trade receivables	(7,646)	(7,845)	(2.5%)	(53,033)	(60,193)	(11.9%)
(Loss) / Profit before financial income and taxes	(40,825)	(55,605)	(26.6%)	288,831	144,420	100.0%
(+) Depreciation and amortization	65,347	72,443	(9.8%)	273,034	276,833	(1.4%)
EBITDA	24,522	16,838	45.6%	561,865	421,253	33.4%
EBITDA Margin	9.8%	7.6%	2.2p.p.	32.3%	27.5%	4.8p.p.
(+) Layoff related to internal restructuring	101	1,165	(91.3%)	1,028	4,775	(78.5%)
(+) Share-based compensation plan	6,825	3,305	106.5%	15,186	9,302	63.3%
(+) M&A adjusting expenses	-	-	0.0%	8,271	13,776	(40.0%)
(-) Reversal of tax contingencies	-	-	0.0%	(92,558)	-	0.0%
Adjusted EBITDA	31,448	21,308	47.6%	493,792	449,106	9.9%
Adjusted EBITDA Margin	12.6%	9.7%	2.9p.p.	28.4%	29.4%	(1.0p.p.)

Note: n.m.: not meaningful

In the 2025 sales cycle, Adjusted EBITDA reached R$494 million, representing an increase of 9.9% in comparison to the 2024 sales cycle, with a margin of 28.4%, compared to 29.4% in the same period of the 2024 sales cycle. This increase in Adjusted EBITDA was mainly driven by an increase in revenue in all service lines, besides gains in operating efficiency and improvement in provision for doubtful accounts (“PDA”). In 3Q25, Adjusted EBITDA totaled R$31 million, a 47.6% increase compared to R$21 million in 3Q24, mainly impacted by revenue growth.

In the 4th quarter of 2024, which is the first quarter of 2025 sales cycle, the Company, based on the opinion of its legal advisors, proceeded with the partial reversal of certain tax contingencies, related to the discussions of goodwill and other items derived from the acquisition of the Anglo Group in 2010 and subsequent restructuring, in the total amount of R$532,717, comprising (i) R$92,558 reversals of the principal portion, which impacted positively our general and administrative expenses (ii) R$233,198 reversals of the income tax and social contribution, (iii) R$206,961 reversal of interest and fines, in the finance result.

(%) Net Revenue	3Q25	3Q24	Y/Y (p.p.)	2025 cycle	2024 cycle	Y/Y (p.p.)
Gross margin	67.9%	63.1%	4.8p.p.	62.8%	64.2%	(1.4p.p.)
Adjusted cash G&A expenses (1)	(21.2%)	(21.0%)	(0.2p.p.)	(12.4%)	(12.7%)	0.3p.p.
Commercial expenses	(31.0%)	(28.9%)	(2.1p.p.)	(19.0%)	(18.2%)	(0.8p.p.)
Impairment on trade receivables	(3.1%)	(3.6%)	0.5p.p.	(3.1%)	(3.9%)	0.8p.p.
Adjusted EBITDA margin	12.6%	9.7%	2.9p.p.	28.4%	29.4%	(1.0p.p.)

(1) Sum of general and administrative expenses, other operating income and profit (loss) of equity-accounted investees, less: depreciation and amortization, layoffs related to internal restructuring, share-based compensation plan and M&A one-off adjusting expenses.

Gross margin decreased by 1.4 p.p. in the 2025 sales cycle mainly due to a different sales mix. Complementary solutions have grown at a faster pace despite royalties being owed to the owners of certain products. Adjusted cash G&A expenses declined by 0.3 p.p. driven by workforce optimization and budgetary discipline. Commercial expenses increased by 0.8 p.p. reflecting higher expenses related to business expansion and marketing investments. PDA decreased by 0.8 p.p. in the 2025 sales cycle, mainly due to an additional provision booked in the 2024 sales cycle for expected credit losses related to customers in mainstream brands.

Finance Results

Values in R$ ‘000	3Q25	3Q24	% Y/Y	2025 cycle	2024 cycle	% Y/Y
Finance income	23,519	16,836	39.7%	68,583	63,241	8.4%
Finance from contingencies	-	-	0.0%	206,961	-	0.0%
Finance costs	(69,914)	(71,483)	(2.2%)	(251,958)	(276,659)	(8.9%)
Total	(46,395)	(54,647)	(15.1%)	23,586	(213,418)	(111.1%)

In the third quarter of 2025, finance income totaled R$23 million, a 39.7% increase from R$17 million in 3Q24. In the 2025 sales cycle, finance income increased to R$69 million from R$63 million in the same period of the 2024 sales cycle. Additionally, finance income was positively impacted by a gain of R$207 million recorded in 4Q24, due to the reversal of finance interest on tax contingencies, as mentioned above.

Finance costs in 3Q25 decreased 2.2% to R$70 million, from R$71 million in 3Q24. In the 2025 sales cycle finance cost decreased 8.9% compared to the same period of the 2024 sales cycle driven by the reduction of the interest on provision for tax, civil and labor risks as a result of the reversal of tax contingencies recorded in 4Q24, despite higher interest rates throughout the year.

Net profit (loss)

Values in R$ ‘000	3Q25	3Q24	% Y/Y	2025 cycle	2024 cycle	% Y/Y
Net (loss) profit	(59,670)	(77,140)	(22.6%)	488,526	(61,401)	(895.6%)
(+) Layoffs related to internal restructuring	101	1,165	(91.3%)	1,028	4,775	(78.5%)
(+) Share-based compensation plan	6,825	3,305	106.5%	15,186	9,302	63.3%
(+) Amortization of intangible assets (1)	39,395	40,424	(2.5%)	157,580	159,326	(1.1%)
(+) Success fee (tax contingencies reversal)	-	-	0.0%	9,333	-	0.0%
(-) Income tax contingencies reversal	-	-	0.0%	(532,717)	-	0.0%
(+) M&A adjusting expenses	-	-	0.0%	8,271	13,776	(40.0%)
(-) Tax shield (2)	(15,749)	(15,264)	3.2%	(65,075)	(63,641)	2.3%
Adjusted net profit	(29,098)	(47,510)	(38.8%)	82,132	62,137	32.2%
Adjusted net margin	(11.7%)	(21.6%)	9.9p.p.	4.7%	4.1%	0.7p.p.

Note: n.m.: not meaningful; (1) From business combinations. (2) Tax shield (34%) generated by the expenses that are being deducted as net (loss) profit adjustments.

In the third quarter of 2025, adjusted net losses totaled R$29 million, a 38.8% reduction compared to losses of R$47 million in 3Q24. In the 2025 sales cycle, adjusted net profit reached R$82 million, a 32.2% increase from R$62 million in the same period of the 2024 sales cycle.

Accounts receivable and PDA

Values in R$ ‘000	3Q25	3Q24	% Y/Y	2Q25	% Q/Q
Gross accounts receivable	618,842	567,339	9.1%	812,286	(23.8%)
Provision for doubtful accounts (PDA)	(83,846)	(90,214)	(7.1%)	(87,028)	(3.7%)
Coverage index	13.5%	15.9%	(2.4p.p.)	10.7%	2.8p.p.
Net accounts receivable	534,996	477,125	12.1%	725,258	(26.2%)
Average days of accounts receivable (1)	111	112	(1)	153	(42)

(1) Balance of net accounts receivable divided by the last-twelve-month net revenue, multiplied by 360.

The average payment term of Vasta’s accounts receivable portfolio was 111 days in 3Q25, remaining stable in the same quarter of the previous year, and 42 days lower compared to 2Q25.

Free cash flow

Values in R$ ‘000	3Q25	3Q24	% Y/Y	2025 cycle	2024 cycle	% Y/Y
Cash from operating activities (1)	122,997	87,881	40.0%	467,455	316,463	47.7%
(-) Income tax and social contribution paid	-	-	0.0%	(856)	(672)	27.4%
(-) Payment of provision for tax, civil and labor losses	(322)	(1,067)	(69.8%)	(2,695)	(1,507)	78.8%
(-) Interest lease liabilities paid	(2,810)	(3,690)	(23.8%)	(11,688)	(9,799)	19.3%
(-) Acquisition of property, plant, and equipment	(2,406)	(2,416)	(0.4%)	(23,380)	(16,599)	40.9%
(-) Additions of intangible assets	(18,890)	(19,219)	(1.7%)	(89,699)	(119,942)	(25.2%)
(-) Lease liabilities paid	(5,959)	(6,006)	(0.8%)	(23,024)	(22,023)	4.5%
Free cash flow (FCF)	92,610	55,483	66.9%	316,113	145,921	116.6%
FCF/Adjusted EBITDA	294.5%	260.4%	34.1p.p.	64.0%	32.5%	31.5p.p.
LTM FCF/Adjusted EBITDA	64.0%	32.5%	31.5p.p.	64.0%	32.5%	31.5p.p.

(1) Net (loss) profit less non-cash items less and changes in working capital. Note: n.m.: not meaningful

FCF totaled R$93 million in 3Q25, a 66.9% increase from R$55 million in 3Q24. In the 2025 sales cycle, FCF totaled R$316 million, a R$170 million, or 116.6% increase from R$146 million in the same period of the 2024 sales cycle. The LTM FCF/Adjusted EBITDA conversion rate improved from 32.5% to 64.0% as a result of Vasta’s growth and implementation of sustained efficiency measures.

These measures include certain improvements in our collection processes, including automation, reminders and past-due notifications, customer segmentation, and faster renegotiation of overdue receivables. On the payments side, we implemented several initiatives to enhance discipline in payments, such as rigorous financial planning, centralized payments scheduling, and negotiating longer payment terms with suppliers. Additionally, the first semester of 2025 benefited from early collections compared to the 2025 sales cycle, which are expected to normalize in the next quarter.

Financial leverage

Values in R$ ‘000	3Q25	2Q25	1Q25	4Q24	3Q24
Financial debt	778,471	770,489	771,727	762,005	764,693
Accounts payable from business combinations	475,588	462,034	449,467	436,600	630,267
Total debt	1,254,059	1,232,523	1,221,194	1,198,605	1,394,960
Cash and cash equivalents	2,421	14,257	12,345	84,532	96,162
Marketable securities	388,445	300,942	245,941	111,313	258,945
Net debt	863,193	917,324	962,908	1,002,760	1,039,853
Net debt/LTM adjusted EBITDA	1.75	1.90	2.06	1.97	2.32

As of the end of 3Q25, Vasta had a net debt position of R$863 million, a R$54 million decrease compared to 2Q25, mainly due to positive FCF generation, compensated by financial interest costs. Compared to 3Q24, the net debt decreases by R$177 million. The net debt/LTM adjusted EBITDA as of 1.75x continues a show downward trend, being 0.57x less than as of 3Q24.

ESG

Sustainability Report

In July 2025, we disclosed Vasta’s fourth sustainability report regarding 2024, which was prepared in accordance with international standards and the implementation of our corporate strategy, challenges, and achievements, while also reaffirming our commitment to transparency and sustainability. These include the publication of Greenhouse Gas Inventory (carried out since 2020), the maintenance of the FSC certifications (since 2008), the SOMOS Institute, devoted to building a more equitable society by creating opportunities for all who believe in the power of education, and 43% of our Board members belonging to underrepresented groups (women and LGBTQIAPN+).

The report complies with the Global Reporting Initiative (GRI) 2021 version and considers other standards recognized in Brazil and abroad, such as the Sustainability Accounting Standards Board (SASB) guidelines for the education sector, the guidelines of the IBC Stakeholder Capitalism Metrics from the World Economic Forum, and the principles of the International Integrated Reporting Council (IIRC).

The document is available at: https://ir.vastaplatform.com/esg/. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

In line with the topics identified in the materiality process, every quarter we present Vasta's most material indicators:

Key Indicators

ENVIRONMENT

Water withdrawal¹
SDGs	GRI	Disclosure	Unit	3Q2025	3Q2024	% HA	2Q2025	% HA
3, 11, 12	303-3	Total water withdrawal	m³	6,931	6,065	14.3%	6,362	8.9%
		Municipal water supply[1]	%	100%	100%	0 p.p.	100%	0 p.p.
		Groundwater	%	0%	0%	0 p.p.	0%	0 p.p.
Energy consumption within the organization[2]
SDGs	GRI	Disclosure	Unit	3Q2025	3Q2024	% HA	2Q2025	% HA
12, 13	302-1	Total energy consumption	GJ	2,458	2,691	-8.6%	2,809	-12.5%
		Energy from renewable sources[2]	%	72%	64%	8 p.p.	63%	9 p.p.

The increase in water consumption this quarter is expected, as the variation reflects the production schedule of distribution center operations. At educational facilities, the increase aligns with the end of the school break period, with higher occupancy levels at the units. The reduction in energy consumption this quarter is expected, as the variation reflects the production schedule of distribution center operations. At educational facilities, the increase aligns with the end of the school break period, with higher occupancy levels at the units.

SOCIAL

Diversity in workforce by employee category
SDGs	GRI	Disclosure	Unit	3Q2025	3Q2024	% HA	2Q2025	% HA
5	405-1	C-level – Women	%	22%	29%	(7 p.p.)	22%	0 p.p.
		C-level – Men	%	78%	71%	7 p.p.	78%	0 p.p.
		C-level- total[4]	no.	9	7	28.6%	9	0.0%
		Leadership (≥ managers) – Women	%	44%	44%	0 p.p.	41%	3 p.p.
		Total - Leadership (≥ managers) – Men	%	56%	56%	0 p.p.	59%	(3 p.p.)
		Leadership (≥ managers) [5] – total	no.	123	144	-14.6%	123	0.0%
		Academic staff – Women	%	30%	17%	13.0 p.p.	27%	3 p.p.
		Academic staff – Men	%	70%	83%	(13.0 p.p.)	73%	(3 p.p.)
		Academic staff [6] - total	no.	98	78	25.6%	93	5.4%
		Administrative/Operational – Women	%	55%	53%	2 p.p.	55%	0 p.p.
		Administrative/Operational – Male	%	45%	47%	(2 p.p.)	45%	0 p.p.
		Administrative/Operational [7] - total	no.	1,342	1,226	9.5%	1,253	7.1%
		Employees – Women	%	52%	50%	2 p.p.	52%	0 p.p.
		Employees – Men	%	48%	50%	(2 p.p.)	48%	0 p.p.
		Employees - total	no.	1,572	1,433	9.7 p.p.	1,478	6.4%

During the quarter, the total number of employees increased by 5% in the "Academic Staff" category and 7% in "Administrative/Operational," driven by the seasonality of the education sector. The start of the academic semester required greater hiring of professors and internship supervisors (who are classified as administrative staff due to the nature of their contracts). Specific increases in other areas, such as Sales, also reflect the natural student enrollment cycle.

SOMOS Educação debuted on the national ranking of Great Place to Work Brazil 2025, placing 66th among the country's best companies with up to 9,999 employees. The company has maintained its GPTW certification for three consecutive years. We launched the "Potência Negra" (Black Potential) program, a six-month initiative dedicated to the development of 40 Black Senior Analysts and Specialists, strengthening our diverse talent pipeline for strategic positions. In partnership with the Movement for Racial Equity (MOVER), we provided 10,000 free scholarships at Anhanguera for people of color in 12 professional development courses, expanding our social impact beyond our corporate boundaries. We also promoted awareness initiatives on the inclusion of people with disabilities, reinforcing that diversity and inclusion are strategic pillars of our operations and fundamental to fulfilling our purpose of empowering people to build a better version of themselves.

Social impact* [8]
SDGs	GRI	Disclosure	Unit	1S2025	1S2024	2S2024
4, 10	-	Scholars of the Somos Futuro Program	no.	227	195	219

* Indicators presented progressively, referring to the total accumulated since the beginning of the year, which is why we are not presenting the variations compared to previous semesters.

We continue to maintain the Somos Futuro Program via Instituto SOMOS. The initiative enables public school students to attend high school at one of Vasta's partner schools. In this quarter, 227 young people were studying through the program, receiving didactic and paradidactic material, online school tutoring, mentoring, and access to the entire support network of the program, which includes psychological monitoring, in addition to the scholarship offered by the school.

Health and Safety
SDGs	GRI	Disclosure	Unit	3Q2025	3Q2024	% HA	2Q2025	% HA
3	403-5, 403-9	Units covered by the Risk Management Program (PGR)%		100%	100%	0p.p.	100%	0p.p.
		Trained employees	no.	179	214	(16.4%)	711	(74.8%)
		Average hours of training per employee [9]	no.	3.1	2.1	50%	3.0	3%
		Injury frequency [10]	rate	0.0	1.2	(100.0%)	0.0	0.0%
		High-consequence injuries	no.	0	0	0%	0	0%
		Recordable work-related injuries [11]	rate	0.0	0.0	0%	0.0	0.0%
		Fatalities resulted from work-related injuries	no.	0	0	0%	0	0%
		Fatalities [12]	rate	0.0	0.0	0%	0.0	0%

Due to the migration process of the online training platform system, data from this modality could not be included in the current quarter. Consequently, only in-person training sessions were considered for the health and safety indicators.

The indicator "Average hours of training per employee" showed a higher value than the historical series due to the characteristically higher workload of in-person training sessions. Meanwhile, the indicator "Trained employees" registered a reduction as it reflects exclusive participation in in-person training sessions.

We launched the Emotional Brigade, an innovative initiative focused on the well-being and mental health of our employees. The program trains volunteers to identify and support signs of emotional distress in the workplace by developing active listening techniques and immediate support strategies. The brigade members act as focal points for initial support in cases of stress, anxiety, and other emotional conditions, in addition to promoting and driving engagement on the topic of mental health within the company. This initiative demonstrates our commitment to promoting mental health as a strategic priority in people management and in building a more supportive and caring corporate environment. We held our Mega SIPAT (Internal Occupational Accident Prevention Week) in an online format, which saw significant engagement from our employees who completed a vast number of activities on the platform covering topics of health, safety, and compliance. Other relevant actions during this period included the launch of a mental health training program for leaders at our Corporate University, with 370 managers participating in the Leadership Workshop. Another highlight was the "Dia Único" (Unique Day) in September, which offered a Mental Health and Well-being course to all employees.

GOVERNANCE

Diversity in the Board of Directors (gender)
SDGs	GRI	Disclosure	Unit	3Q2025	3Q2024	% HA	2Q2025	% HA
5	405-1	Members	no.	7	7	0%	7	0%
		Women	%	29%	29%	0 p.p.	29%	0 p.p.

Ethical conduct
SDGs	GRI	Disclosure	Unit	3Q2025	3Q2024	% HA	2Q2025	% HA
16	2-25	Cases recorded in our Confidential Ethics Hotline [13]	no.	21	5	320.0%	32	(34.4%)
10	406-1	Grievances regarding discrimination received through our Confidential Ethics Hotline [13]	no.	4	0	(100%)	1	300%
		Confirmed incidents of discrimination [13]	no.	0	0	0%	0	0%
5	405-1	Employees who have received training in anti-corruption policies and procedures	%	100%	100%	0 p.p.	100%	0 p.p.
		Operations assessed for risks related to corruption	%	100%	100%	0 p.p.	100%	0 p.p.
		Confirmed incidents of corruption	no.	0	0	0%	0	0%

We continue to expand awareness of our confidential channel, aiming to reach a broader audience. This includes locations where this communication was not previously available, in addition to making the channel's link directly accessible on the student portal. This increased access and visibility has contributed to a rise in the number of reported cases, reflecting greater awareness and trust in the use of the channel.

Compliance*
SDGs	GRI	Disclosure	Unit	3Q2025	3Q2024	% HA	2Q2025	% HA
16	307-1, 419-1	Fines for social and economic noncompliance	R$ thousand	0	0	0%	0	0%
		Non-financial sanctions for social and economic non-compliance	no.	0	0	0%	0	0%
		Fines for environmental noncompliance	R$ thousand	0	0	0%	0	0%
		Non-financial sanctions for environmental non-compliance	no.	0	0	0%	0	0%

* Only cases deemed material, i.e., cases that harm Vasta's image, which lead to a halt in operations, or where the amounts involved are over R$1 million.

We did not record significant sanctions or fines related to economic and social issues, except for the normal course of business.

Customer data privacy
SDGs	GRI	Disclosure	Unit	3Q2025	3Q2024	% HA	2Q2025	% HA
16	418-1	External complaints substantiated by the organization	no.	9	4	125.0%	14	(35.7%)
		Complaints received from regulatory agencies or similar official bodies	no.	0	0	0%	0	0%
		Cases identified of leakage, theft, or loss of customer data	no.	0	0	0%	0	0%

In September 2025, the provider for our data subject support platform was changed. This change aims to enhance security controls and the traceability of requests, as well as the efficiency in processing data subject rights, ensuring a form that is better aligned with the information required to meet LGPD obligations.

FOOTNOTES:

SDG	Sustainable Development Goal. Indicates goal to which the actions monitored contribute.
GRI	Global Reporting Initiative. Lists of the GRI standard indicators related to the data monitored.
ND	Indicator discontinued or not measured in the quarter.
NM	Not meaningful
1	Based on invoices from sanitation concessionaires.
2	Acquired from the free energy market.
3	n.a.
4	Takes into the account the positions of CEO, vice presidents and director reporting directly to the CEO
5	Management, senior management and leadership positions not reporting directly to the CEO
6	Course coordinators, teachers, and tutors.
7	Corporate coordination, specialists, adjuncts, assistants and analysts.
8	Indicators reported on semi-annual basis (2Q and 4Q).
9	Total hours of training/employees trained.
10	Total accidents (with and without leave)/ Total man/hours worked (MHW) x 1,000,000
11	Work-related injury (excluding fatalities) from which the worker cannot recover fully to pre-injury health status within 6 months. Formula: Number of injuries/MHW x 1.000.000.
12	Fatalities/ MHW x 1,000,000.
13	Indicators measured from the first quarter of 2023. It used to be reported annually in Sustainability Reports

CONFERENCE CALL INFORMATION

Vasta will discuss its third quarter of 2025 results on November 6, 2025, via a conference call at 5:00 p.m. Eastern Time. To access the call (ID: 3871721), please dial: +1 (888) 660-6819 or +1 (929) 203-1989. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators, and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

CONTACT

Investor Relations

ir@vastaplatform.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors”. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA and Adjusted net (loss) profit and Free cash flow (FCF), which is information provided for the convenience of investors. EBITDA and Adjusted EBITDA are among the key performance indicators used by us to measure financial operating performance. Our management believes that these non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as net (loss) profit for the period/year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) income tax and social contribution; (b) net finance result; (c) depreciation and amortization; (d) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 to the audited consolidated financial statements) ; (e) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo; (f) Bonus IPO, which refers to bonus paid to certain executives and employees based on restricted share units; and (g) expenses with contractual termination of employees due to organizational restructuring. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operate in the same segment.

We calculate Adjusted net (loss) profit as the (loss) profit for the period/year as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, however, added by (a) Amortization of intangible assets from Business Combination and (b) Tax shield of 34% generated by the aforementioned adjustments.

We calculate Free cash flow (FCF) as the cash from operating activities as presented in the Statement of Cash Flows less (a) income tax and social contribution paid; (b) tax, civil and labor proceedings paid; (c) interest lease liabilities paid; (d) acquisition of property, plant and equipment; (e) additions to intangible assets; and (f) lease liabilities paid.

We understand that, although Adjusted net (loss) profit, EBITDA, Adjusted EBITDA, and Free cash flow (FCF) are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, Adjusted EBITDA, and Free cash flow (FCF) may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

REVENUE RECOGNITION AND SEASONALITY

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

Annual Contract Value, or ACV, is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV. ACV is calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV for the respective sales cycle. Our reported ACV is subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted.

FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

Assets	September 30, 2025	December 31, 2024
Current assets
Cash and cash equivalents	2,421	84,532
Marketable securities	388,445	111,313
Trade receivables	534,996	863,244
Inventories	288,044	276,781
Prepayments	81,474	80,993
Taxes recoverable	26,937	20,813
Income tax and social contribution recoverable	9,409	13,631
Other receivables	1,928	1,304
Related parties – other receivables	1,975	13,714
Total current assets	1,335,629	1,466,325

Non-current assets
Judicial deposits	118,302	154,452
Deferred income tax and social contribution	257,688	208,849
Equity accounted investees	43,690	52,184
Other investments	3,608	1,608
Property, plant and equipment	142,246	160,952
Intangible assets and goodwill	5,048,011	5,160,785
Total non-current assets	5,613,545	5,738,830

Total Assets	6,949,174	7,205,155

Consolidated Statements of Financial Position (continued)

Liabilities	September 30, 2025	December 31, 2024
Current liabilities
Bonds	30,835	264,484
Suppliers	159,861	240,192
Reverse factoring	316,465	302,608
Lease liabilities	22,606	22,133
Income tax and social contribution payable	5,278	2,146
Taxes payable	9,804	4,583
Salaries and social contributions	87,556	101,958
Contractual obligations and deferred income	11,276	40,565
Accounts payable for business combination	237,582	215,237
Other liabilities	699	19,944
Other liabilities - related parties	9,000	30,322
Total current liabilities	890,962	1,244,172

Non-current liabilities
Bonds	747,636	497,521
Lease liabilities	80,833	89,240
Accounts payable for business combination	238,006	221,363
Provision for tax, civil and labor losses	111,427	157,123
Other liabilities	892	2,425
Total non-current liabilities	1,178,794	967,672

Total current and non-current liabilities	2,069,756	2,211,844

Shareholder's Equity
Share capital	4,820,815	4,820,815
Capital reserve	91,795	90,909
Treasury shares	(70,223)	(74,641)
Accumulated profit	35,725	154,928
Total Shareholder's Equity	4,878,112	4,992,011

Interest of non-controlling shareholders	1,306	1,300

Total Shareholder's Equity	4,879,418	4,993,311

Total Liabilities and Shareholder's Equity	6,949,174	7,205,155

Consolidated Income Statement

	July to September 30, 2025	July to September 30, 2024	September 30, 2025	September 30, 2024
Net revenue from sales and services	249,602	220,193	1,038,494	975,261
Sales	226,672	200,832	964,967	915,810
Services	22,930	19,361	73,527	59,451

Cost of goods sold and services	(80,083)	(81,184)	(377,617)	(352,034)

Gross profit	169,519	139,009	660,877	623,227

Operating income (expenses)	(208,420)	(191,923)	(673,888)	(623,425)
General and administrative expenses	(124,697)	(120,689)	(386,905)	(383,500)
Commercial expenses	(77,390)	(63,652)	(257,472)	(210,490)
Impairment losses on trade receivables	(7,646)	(7,845)	(31,229)	(31,199)
Other operating income	1,313	379	1,718	2,381
Other operating expenses	-	(116)	-	(617)

Share of loss equity-accounted investees	(1,924)	(2,691)	(8,494)	(9,719)

Loss before finance result and taxes	(40,825)	(55,605)	(21,505)	(9,917)

Finance result
Finance income	23,519	16,836	54,602	46,566
Finance costs	(69,914)	(71,483)	(196,389)	(205,267)

Loss before income tax and social contribution	(87,220)	(110,252)	(163,292)	(168,618)

Income tax and social contribution
Current	(92)	415	(4,744)	(1,375)
Deferred	27,642	32,697	48,839	48,624
	27,550	33,112	44,095	47,249

Loss for the period	(59,670)	(77,140)	(119,197)	(121,369)

Allocated to:
Controlling shareholders	(59,770)	(77,142)	(119,203)	(120,992)
Non-controlling shareholders	100	2	6	(377)

Consolidated Statement of Cash Flows

	September 30, 2025	September 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution	(163,292)	(168,618)
Adjustments for:
Depreciation and amortization	214,825	217,857
Share of loss profit of equity-accounted investees	8,494	9,719
Impairment losses on trade receivables	31,229	31,199
(Reversal) provision for tax, civil and labor losses net	(941)	222
Interest on provision for tax, civil and labor losses	8,610	34,607
Interest and transaction costs on bonds	87,285	72,781
Contractual obligations and right to returned goods	(24,672)	(18,480)
Interest on accounts payable for business combination	44,101	46,442
Interest on suppliers	36,656	32,331
Share-based payment expense	5,304	7,051
Interest on lease liabilities	8,813	8,467
Interest on marketable securities	(26,181)	(19,924)
Cancellations of right-of-use contracts	(22)	(1,951)
Residual value of disposals of property and equipment and intangible assets	-	1,256
	230,209	252,959
Changes in
Trade receivables	297,019	189,188
Inventories	(13,746)	(34,306)
Prepayments	(1,829)	(12,931)
Taxes recoverable	(6,646)	1,151
Judicial deposits	(15,745)	(16,938)
Other receivables	(624)	557
Related parties – other receivables	11,739	(3,363)
Suppliers	(103,130)	(101,491)
Salaries and social charges	(14,402)	(11,400)
Tax payable	8,830	(1,039)
Contractual obligations and deferred income	(786)	(4,669)
Other liabilities	(20,777)	(7,739)
Other liabilities - related parties	(21,322)	9,115
Cash generated from operating activities	348,790	259,094
Payment of interest on leases	(8,634)	(8,298)
Payment of interest on bonds	(69,612)	(95,478)
Payment of interest on business combinations	(970)	(3,145)
Income tax and social contribution paid	(477)	-
Payment of provision for tax, civil and labor losses	(1,471)	(1,265)
Net cash from operating activities	267,626	150,908
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(4,346)	(13,309)
Additions of intangible assets	(69,846)	(76,075)
Proceeds from investment in marketable securities	(879,512)	(729,560)
Purchase of investment in marketable securities	628,561	736,481
Acquisition of investment fund units (“FIDC”)	(2,000)	-
Net cash used in investing activities	(327,143)	(82,463)
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of treasury shares	-	(22,531)
Payments of loans from related parties	(250,000)	-
Lease liabilities paid	(17,244)	(14,093)
Payments of bonds	-	(500,000)
Issuance of securities with related parties	248,793	495,627
Payments of accounts payable for business combination	(4,143)	(27,150)
Net cash used in financing activities	(22,594)	(68,147)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(82,111)	298
Cash and cash equivalents at beginning of period	84,532	95,864
Cash and cash equivalents at end of period	2,421	96,162
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(82,111)	298